October 23, 2012
Evan S. Jacobson Attorney-Advisor United States Securities and Exchange Commission Division of Corporation Finance Washington, DC 20549
RE:	RadiSys Corporation Registration Statement on Form S-3 Filed September 10, 2012 File No. 333-183807
Dear Mr. Jacobson:

On behalf of our client RadiSys Corporation (the“Company” or “RadiSys”), set forth below are the responses to your letter, dated October 4, 2012, containing the comments of the staff of the Securities and Exchange Commission (the “Commission”) to the Registration Statement on Form S-3 (File No. 333-183807) filed with the Commission on September 10, 2012 (the “Form S-3). For your convenience, we have included the staff’s comments below with our responses below the staff’s comments.
Outside Front Cover Page of Prospectus

1.	Please clarify here, and throughout your prospectus, that you issued the notes to certain holders of your 2.75% convertible senior notes due February 2013 in exchange for such notes.
Response

The Company has revised the Form S-3 in accordance with the staff’s comment.
Table of Contents

2.
In the penultimate sentence of the paragraph following the Table of Contents, you state that investors should not “rely on or assume the accuracy” of any representation or warranty in any agreement filed as an agreement to the registration statement. Please remove any potential implication that the agreements listed as exhibits do not constitute disclosure under the federal securities laws upon which investors may rely. In addition, confirm your understanding that you are responsible for considering whether additional specific disclosures of information regarding contractual provisions are required to make the disclosure in the registration statement not misleading. You also state that such representations or warranties “may be subject to exceptions and qualifications contained in separate disclosure schedules.” Please tell us whether such omitted information is material, and if

Evan S. Jacobson
United States Securities and Exchange Commission
October 5, 2012    Page 1

material, confirm that you have disclosed it in the registration statement. For guidance, refer to SEC Release No. 34-51283 (March 1, 2005).
Response

The Company has revised the Form S-3 in accordance with the staff’s comment. The Company confirms its understanding that it is responsible for considering whether additional specific disclosures of information regarding contractual provisions are required to make the disclosures in the Form S-3 not misleading. The Company also confirms that any material information contained in the omitted disclosure schedules has been disclosed in or will be disclosed in the Form S-3 or the filings incorporated by reference therein.
Exhibit 5.1

3.
Please revise the legality opinion to include the consent of Stoel Rives LLP to the use of its name under the caption “Legal Matters” in the prospectus. For guidance, refer to Section IV of Staff Legal Bulletin No. 19.

Response

The Company has revised the legal opinion of counsel in accordance with the staff’s comment and filed such legal opinion as Exhibit 5.1 to the Amendment No. 1 to the Form S-3.
Exhibit 5.2

4.
We note the fifth paragraph of the opinion. Given that this is a registration statement for the resale of notes, please revise the legality opinion to reflect that these securities are already outstanding. For guidance, refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

Response

The Company has revised the legal opinion of counsel in accordance with the staff’s comment and filed such legal opinion as Exhibit 5.2 to the Amendment No. 1 to the Form S-3.
In connection with these responses, the Company has authorized us to acknowledge the following on its behalf:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Evan S. Jacobson
United States Securities and Exchange Commission
October 5, 2012    Page 2

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *
If you have any questions regarding the above responses, please contact me at (214) 978-3042 or by facsimile at (214) 965-5989.

Sincerely
Baker & McKenzie LLP
/s/ W. Crews Lott
W. Crews Lott

Evan S. Jacobson
United States Securities and Exchange Commission
October 5, 2012    Page 3